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                                                                Exhibit 4(b)(vi)

                     GE LIFE AND ANNUITY ASSURANCE COMPANY
                         OPTIONAL DEATH BENEFIT RIDER
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This rider provides for an optional death benefit which is coordinated with the
Death Benefit at Death of any Annuitant provision in the Contract. While this Rider is in effect, the amount payable at the death of any Annuitant will be the greater of:

 . The Death Benefit provided for under the Death Provisions section in the Contract; or
 .  The minimum death benefit described below.

Minimum Death Benefit

Minimum death benefit if the Annuitant is, or both the Annuitant and Joint Annuitant are, age 80 or younger at issue: The minimum death benefit prior to the Annuity Commencement Date is equal to the sum of (1) minus (2) plus (3), where:

   (1) is the greatest Contract Value as of any Contract anniversary up to and including the Contract anniversary next following or coincident with the later of the 80th birthday of the older of any Annuitant and the fifth Contract anniversary;
   (2) is the Contract Value on the date of death; and
   (3) is the Contract Value on the date we receive due proof of the death.

Withdrawals reduce the minimum death benefit proportionally by the same percentage that the withdrawal reduces the Contract Value.

Minimum death benefit if any Annuitant is older than age 80 at issue: The minimum death benefit prior to the Annuity Commencement Date is equal to the sum of (1) minus (2) plus (3), where:

   (1) is the greatest Contract Value as of any Contract anniversary up to and including the Contract anniversary next following or coincident with the 85th birthday of the older of any Annuitant;
   (2) is the Contract Value on the date of death; and
   (3) is the Contract Value on the date we receive due proof of the death.

Withdrawals reduce the minimum death benefit proportionally by the same percentage that the withdrawal reduces the Contract Value.

Annual Death Benefit Charge

There will be a charge made for this rider for each period it is in effect. This charge is made in arrears at the beginning of each Contract year after the first, and at surrender. The charge is made against the Contract Value in the Separate Account. This charge will be deducted proportionally from the Subaccounts in which you are invested. The maximum charge will be the rate shown on the Contract data pages times the Contract Value at the time of deduction. The actual charge will never be greater than the maximum annual charge. The charge at surrender will be a pro rata portion of the annual charge.

If the Contract Value in the Separate Account is insufficient to cover the annual death benefit charge, then the deduction will be made first from the Contract Value in the Separate Account. The excess of the charges over the Contract Value in the Separate Account will then be deducted from the Contract Value in the Guarantee Account. Deductions from the Guarantee Account will be taken from the amounts which have been in the Guarantee Account for the longest period of time.

When this Rider is Effective

This rider becomes effective on the Contract Date unless another effective date is shown on the Contract data pages. It will remain in effect while this Contract is in force and before Income Payments begin, or until the Contract anniversary following the date of receipt of your request to terminate the rider. If your request is received within 30 days of any Contract anniversary, you may request that the rider terminate as of that anniversary.

For GE Life and Annuity Assurance Company,

                             /s/ Pamela S. Schutz

                                 Pamela S. Schutz
                                    President